Exhibit 99.2

                                  RELEVANT FACT

                             PAYMENT TO SHAREHOLDERS

We would like to inform our Shareholders that the Boards of the following companies, in meetings to be held on June 30, 2004, will deliberate about the proposals presented by management regarding the payment of dividends of the second quarter of fiscal year 2004. Part of these dividends will be paid in the form of Interest on Capital Stock on August 17, 2004, and constitute an anticipation of the annual dividend as stated in the by-laws. These payments are:


                                                                     AMOUNT PER SHARE
                                                                  (COMMON AND PREFERRED)
                                          INTEREST ON CAPITAL STOCK (*)           DIVIDEND              TOTAL
                                          -----------------------------           --------              -----

      METALURGICA GERDAU S.A.                        R$ 0.62                       R$ 0.46              R$ 1.08

      GERDAU S.A.                                    R$ 0.36                       R$ 0.29              R$ 0.65


The Interest on Capital Stock will be paid with Income Tax withholding of 15% (fifteen percent) as per Paragraph 2, article 9 of the Brazilian Law # 9249/95. The Dividends will be paid without income tax withholding, as per the current legislation.

Shareholders exempt of withholding of income tax must confirm this status by mailing the documents no later than June 30, 2004 to the following address:

              GERDAU - Setor de Acionistas (Shareholders Services)
                               Av. Farrapos, 1811
                          Porto Alegre RS CEP 90220-005
                                     BRASIL
                             Tel +55 (51) 3323-2211

Please note that shares acquired after July 1, 2004, inclusive, in the Brazilian Stock Market, will be EX-Interest on Capital Stock and EX-Dividend.

                          Porto Alegre, June 17, 2004.

                             OSVALDO BURGOS SCHIRMER
                                 Vice-President
                           Investor Relations Director